July 14, 2005


Mail Stop 0306

Timothy J. Donnelly
Vice President and General Counsel
DDi Corp.
1220 Simon Circle
Anaheim, California 92806

Re:	DDi Corp.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed June 28, 2005
	         File No. 333-125345
Dear Mr. Donnelley:
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to our comment number 1 from our letter dated June 14, 2004. Although we may not agree with your analysis and conclusion regarding whether a payment default occurred, please provide a more complete analysis of whether the events relating to DDi Europe were material to the financial position of DDi Corp. and its consolidated and unconsolidated subsidiaries taken as a whole. In providing this analysis, include a discussion of such issues as:
* valuation of the DDi Europe entities without giving effect to the sale;
* historical contributions of revenue, expenses, cash flow and profits; and
* liability amounts to the company as a whole.


2. We note your response to our prior comment 8. As described in our comment, references to an independent expert will require you to include the expert`s consent in this registration statement. Closing Comments
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any questions regarding these comments.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	John F. Della Grotta, Esq.